Exhibit 99.5
RESTRICTED SCAN LINE AREA 1. Adoption of Annual Report & Accounts 2. Approval of Remuneration Report 3. Appointment of Simon Henry as a Director 4. Re-appointment of Lord Kerr of Kinlochard as a Director 5. Re-appointment of Wim Kok as a Director 6. Re-appointment of Nick Land as a Director 7. Re-appointment of Jorma Ollila as a Director 8. Re-appointment of Jeroen van der Veer as a Director 9. Re-appointment of Hans Wijers as a Director 10. Re-appointment of Auditors

ROYAL DUTCH SHELL PLC The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286 The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 9, 2009 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 19, 2009 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth herein. In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 11, 2009. If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 11, 2009. These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADS Shares will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions. PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. (Continued and to be marked, dated and signed, on the other side)